Filed by: IVAX Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Companies: IVAX Corporation
Commission File No.: 001-09623
Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
The statements, analyses and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of TEVA Pharmaceutical Industries Ltd.’s and IVAX Corporation’s operations and financial results, the markets for TEVA’s and IVAX’ products, the future development of TEVA’s and IVAX’ business, and the contingencies and uncertainties to which TEVA and IVAX may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.
Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated and the terms of any conditions imposed in connection with such closing, TEVA’s ability to rapidly integrate IVAX’ operations and achieve expected synergies, diversion of management time on merger-related issues, TEVA and IVAX’ ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called “authorized generics”) or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone® sales, regulatory changes that may prevent TEVA or IVAX from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Neurontin, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, TEVA’s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in TEVA ‘s Annual Report on Form 20-F, IVAX’ Annual Report on Form 10-K and their other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and neither TEVA nor IVAX undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
THIS COMMUNICATION IS BEING MADE IN RESPECT OF THE PROPOSED MERGER INVOLVING TEVA AND IVAX. IN CONNECTION WITH THE PROPOSED MERGER, TEVA WILL BE FILING A REGISTRATION STATEMENT ON FORM F-4 CONTAINING A PROXY STATEMENT/PROSPECTUS FOR THE STOCKHOLDERS OF TEVA AND IVAX, AND IVAX WILL BE FILING A PROXY STATEMENT FOR THE STOCKHOLDERS OF IVAX, AND EACH WILL BE FILING

OTHER DOCUMENTS REGARDING THE PROPOSED TRANSACTION, WITH THE SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, IVAX’ AND TEVA’S STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. ONCE FILED, THE REGISTRATION STATEMENT CONTAINING THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WILL BE AVAILABLE FREE OF CHARGE AT THE SEC’S WEBSITE, WWW.SEC.GOV. YOU WILL ALSO BE ABLE TO OBTAIN THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FREE OF CHARGE BY CONTACTING IVAX INVESTOR RELATIONS, C/O DAVID MALINA AT 4400 BISCAYNE BOULEVARD, MIAMI, FLORIDA 33137, 1800-980-4829 OR TEVA INVESTOR RELATIONS C/O DORIT MELTZER AT P.O.BOX 3190, PETAH-TIQVA 49131, ISRAEL, 972-3-926-7554.
     TEVA, IVAX AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS AND OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE DEEMED TO PARTICIPATE IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED TRANSACTIONS. INFORMATION REGARDING IVAX’ DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN IVAX’ PROXY STATEMENT FOR ITS 2004 ANNUAL MEETING OF STOCKHOLDERS, WHICH WAS FILED WITH THE SEC ON MAY 2, 2005, AND INFORMATION REGARDING TEVA’S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN TEVA’S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004, WHICH WAS FILED WITH THE SEC ON MARCH 17, 2005. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH POTENTIAL PARTICIPANTS WILL BE INCLUDED IN THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE.

TEVA PHARMACEUTICAL INDUSTRIES LTD. / IVAX CORPORATION
ACQUISITION LUNCH PRESENTATION
JULY 26, 2005
Q&A PARTICIPANTS

·	Israel Makov	Teva Pharmaceutical Industries Ltd., CEO
·	George Barrett	Teva Pharmaceutical Industries Ltd., President and CEO
·	Dr. Phillip Frost	Ivax Corporation, Chairman and CEO
·	Bill Fletcher	Chairman, TEVA North America
·	Dr. Jane Hsiao	Vice Chairman of IVAX
PRESENTATION
Bill Fletcher: Good afternoon ladies and gentlemen and welcome to the Teva-IVAX acquisition luncheon. We’ve believed for a long time that this is the best combination for our company, for both companies and it’s a combination that’s been many years in coming. In fact, some of us will miss our annual trip down to Miami.
I do also want to thank the people probably — the people who are sitting next to you, if they’re smiling they’re from UBS, IVAX and from CFSB, and Lehman Brothers for Teva. And if they’re smiling and they have circles under their eyes they’re from Willkie Farr & Gallagher for Teva, or Greenberg Traurig for IVAX.
Also I would like to welcome, of course, members of Teva and IVAX. Especially Dr. Phillip Frost, Chairman, and CEO of IVAX and Dr. Jane Hsiao, Vice Chairman of IVAX, and they will be available to answer your questions. We also have many members of Teva staff here particularly Eli Shohet Vice President of Legal Development, Itzhak Krinsky, who just joined our company, so would like to get to know you. George Barrett, President and CEO of Teva North America, and Bill Marth, President and CEO of Teva USA, and Marvin Samson , who I think is still officially CEO of Sicor, but also of course a Corporate Officer of Teva Corporate.
With that welcome I would move quickly to introducing the CEO of our company and the architect of this deal. A man who has long believed in this combination as the best combination, please join me in welcoming Israel Makov, our CEO.
Israel Makov: Good afternoon and welcome. I’m very pleased to see such a large audience here. As Bill said there are many smiling faces here, it seems that of most importance is that both Phil and I are smiling. So this is really exciting days for both Teva and IVAX. Yesterday we signed an agreement to acquire IVAX for $7.4 billion and for many reasons we feel excited and proud of this deal, a number of which I will discuss today, but we are also extremely pleased that after almost 12 years of flirtation with IVAX we were finally able to consummate our long-standing relationship. Phil, I think, that we should have done it earlier so we could have enjoyed longer.
And I am very happy, of course, to welcome all our guests and the people from IVAX, from Teva and from all the consultants that we used in this transaction. I am sure that you are an expert in reading this very, very quick (referring to safe harbor statement), so that we can move to the next one. This afternoon we want to spend some time describing the strategic aspects of this deal as well as some of the numbers. Afterwards we will be glad to take questions.
Let me begin with an overview of this transaction. We are paying approximately $7.4 billion in cash and stock for IVAX and we will be assuming their existing debt of about $1 billion. The deal is being financed with the combination of equity, debt and cash. When our two global companies, with our complementary products, pipelines and geographies are combined into one, we will have direct activities in more than 50 countries and sales in many others.
Our global work force will number approximately 25,000. We anticipate an annual run rate of sales, at the closing of the transaction, of at least $7 billion and this should really rank us among the top 20 pharmaceutical companies in the world, currently Teva is ranking number 20. In other words we are dramatically enhancing our leadership position in the global generic market, significantly expanding our geographic reach, broadening our product offerings and deepening our pipeline of generic and branded products. In addition, we will realize excellent cost and sales synergies in both generic and innovative businesses, as well as to increase vertical integration. I suspect that this is an area you are especially interested in so we will discuss it in more detail a bit later.
As I mentioned earlier the deal we announced yesterday was the consummation of many years of flirtation with IVAX. And the more we got to know IVAX, their people, their operation and their business the more attractive we found them. And in fact during the last decade actually we — every time that we moved to say IVAX as the candidate we always saw it as the most attractive, one of the most attractive physically, and I’m glad that we were able, at the end, to reach an agreement and do that.
What this transaction is giving us; first of all, it will enhance our leadership position here in the U.S. and also expand our strong role in Europe. We are especially excited about what this deal will mean for us in Latin America. IVAX’s strong position there means that we will be able to shave years of work off of our plans to expand there. The growth potential is equally promising when it comes to products. We will be able to offer customers a wide range of cost-effective products and an expanded pipeline in respiratory, CNS and oncology drugs. We will also have an opportunity to enhance our vertical integration between API and pharma and all of this means huge potential for growth.
Of course the benefits of this deal are not just strategic. It will also make a lot of sense financially. We expect the transaction to become accretive to earnings in the first year after closing. And the cost synergies will gradually build up to around $150 million by the end of two years — by the end of the first two years from closing. We believe that most of these will come from efficiencies in areas including manufacturing, SG&A and R&D, and from vertical integration with our API.
And more specifically where will we find these cost savings, we believe, but it’s quite clear that there are some obvious savings right there with the consolidation of operations. COGS reduction as a result of vertical integration and economies of scale as a result of vertical integration. We also see obvious sales synergies with our complementary distribution channels or networks.
I know you may have other questions on this subject, but this is all the detail we are going to provide you for now. These are early days; we want to give ourselves the time to look closely at the many aspects of our companies businesses so that we can make the best out of our integration. I would just say though, that I place a very high value on management synergies and I’m confident that by combining the best talents of our two organizations we will reap the benefits.
I want to spend some time now to talk to you about the complementary nature of the Teva-IVAX combination. First, let’s take a moment to look at these pie charts. I think that they make it easy to see how truly complementary our two businesses are. These charts are pro forma 2004 revenues by product type. You can see that IVAX derives about 34% of its revenues from its branded business and the other 66% from generics. This compares to Teva’s mix of 11% branded, 11% API and other, and 78% generics. Together we will be the premier generic company, but we will also increase our share of revenues from branded products.
As a result of this combination we will certainly strengthen our leadership position in generics in our largest market, the U.S. But this transaction is also about bringing together other complementary geographies. In Europe we will enhance our current leadership position in the U.K. where IVAX offers a broad range of products. We will develop a stronger leadership position in France, Russia, and the Czech Republic and gain a strong base in Poland.
As I mentioned earlier we are particularly excited about the prospects for our growth in Latin America, not just because Latin America is such a fast growing market with so much potential, but because IVAX’s business there will allow us to save literally years and years of work in reaching our goals for that region. We will now be working from a far more advanced platform and thus be poised for even greater and faster expansion. And remember South America, Latin America is the — currently is, after China, is the fastest growing pharmaceutical market in the world.
And so will our reach technologically. This slide shows just some of the technologies that this combination brings together. IVAXs leadership in nasal sprays and both breath operated and metered dose inhalers – are very attractive to us.
IVAXs success, like Teva’s, is based on the commitment to worldwide research and development in generics. I think the benefits of combining our pipeline are clear, it will lead to increased filings at the FDA, complementary therapeutic areas and of course the increased likelihood of being first to market. Furthermore we believe that by bringing together these two pipelines we will be better able to take advantage of first-to-file exclusivities.
Both companies also share a philosophy that focuses on strong scientific capabilities and a commitment to technologies across market and across geographies. We are very excited about the chance to leverage development across those markets, thus exploiting our centers of excellence worldwide.
We are also excited about bringing together these many cutting edge technologies and brands and are committed to maintaining our respective and now our collective presence in key branded areas. Our global branded business will now include Copaxone, Agilect, a respiratory portfolio, and other products developed by Teva and IVAX. Combining these businesses gives us an exceptionally strong base for growth — one significantly stronger than either company has on its own.
I am especially excited about our prospects in the respiratory field. Teva has had long-standing plans to enter this field, but with the addition of IVAX’s flourishing business we will be able to move much more quickly than we had planned to a leadership position. IVAX brings unique respiratory technologies such as its breath-operated inhalers which will provide an excellent platform for even more development. And we believe that when CFC inhalers are removed from the market IVAX’s environmentally friendly inhalers will put us in a strong position.
Of course we will continue to grow our MS franchise and global leadership position in the MS field and we will be adding several interesting CNS development products into our pipeline.
In oncology, in addition to our extensive generic offering we will have a broad innovative pipeline including nine products in various stages of development. And with the addition of several hundred new sales representatives to our ranks, we will be in a strong position to promote our products.
Let’s take a look now at how combining the two companies will position us with regard to our competitors. You will see from this slide which is based on 2004 financial data, that we will now be the clear industry leader with the highest sales. As you know both companies will soon be releasing their quarterly earnings reports and we will be able to update those numbers then.
Let’s take a few minutes taking a look at the mechanics of the transaction. And the purchase consideration is $26 per IVAX share, via a cash election merger which is made up of $26 in cash or         .8471 TEAV shares. The form of consideration will be subject to a proration based on IVAX shareholder’s election, to make sure that we maintain an aggregate mix of 50% cash and 50% stock.
I’m not going to go through all of the details of this slide, but I will say that we believe that this transaction was structured so that the share portion of it should be tax-free, in other words tax deferred until the sale of the shares.

We intend to structure whatever permanent financing we will do for this transaction so as not to jeopardize our current Triple-B, rating. In short, I would say that the combination of Teva and IVAX is an industry-transforming event — one which makes us the clear leader in the generic drug industry. We are adding the product lines and putting together complementary markets and geographies. We intend to create cost and sales synergies with this combination and to see increased vertical integration as the path to achieving these savings.
This is an EPS accretive transaction within the first year after closing. There are a number of regulatory approvals that we will need to receive here in the U.S. and in a number of other countries before we can close. And of course we will have to receive the approval of both companies’ shareholders. We hope to close at the end of this year or the first quarter of 2006.
Before I close, I would like to say once again, this time in front of a large audience, how pleased I am that Dr. Phillip Frost will be joining the Teva Board of Directors as Vice Chairman. His expertise and experience will be invaluable. Welcome Phil.
I would like to make one final point in closing. IVAX is the only American based generic company that is global. By the way there was another one which was Sicor. What this means, in acquiring IVAX, Teva is neither departing or revising its strategy, nor creating a new one. Rather, with this acquisition we are significantly enabling our existing strategy. Thank you very much.
Bill Fletcher: Thank you as well for those very eloquent words. And now Dr. Frost would please address the audience. Thank you.
Phillip Frost: I too, want to tell you how happy I am to be here on this particular occasion I want to thank Israel and the whole Teva team for all the hard work that they have put into the transaction. And of course the bankers on both sides, the legal teams on both sides, and the accounting teams as well.
I had a personal relationship with the Teva management that goes back a long time, approximately 30 years. Over the more recent past I’ve gotten to know Israel Makov and the team that is running Teva now. And I have to tell you that one of the motivating factors in wanting to do this deal is our high regard and respect for almost every — I shouldn’t say almost — every one of the people with whom we’ve come into contact. Because in the end what makes a great company is the people and I truly believe that we have a tremendous staff. I think together this will be a group of people that are unique with respect to their confidence, with respect to their expertise in particular areas, with respect to their organizational skills, with respect to their ability to deliver because they’re driven by the desire to succeed.
I think that the answer to the question that was posed to me, just recently, by one of you, why did you want to do this at this particular time, because IVAX seems to have tremendous potential right now to grow very rapidly and aren’t you diluting your future?

And my immediate answer was not at all. I truly believe that not only are we not diluting our potential growth efforts, but in fact we’re enhancing them because we’ll have a much bigger critical mass of infrastructure with which to support the R&D projects and to support the marketing and sales of the products that we’re developing. This is important. We have a great line of products in the — in our pipeline, and so does Teva. As a matter of fact, I think Teva has been a little bit modest in its presentation to the financial community because I think they’ve been understating the potential of their R&D pipeline. I think the people at IVAX certainly recognize the significance and we think it complements our own so well in terms of the projects themselves and the people that together we’re much more likely to bring these important products to market.
And what are these products? I don’t want to be specific but I just want to tell you that in my opinion each one of them represents a novel type of product that’s truly innovative not a ‘me too’ type of product but one that can make a difference with respect to a variety of diseases. And this is important to me. Because what is my vision for the combined companies, for the new Teva?
My vision is for it to be a company that not only delivers a large number of generic products on a cost effective basis but also provides these types of innovative products, that everyone has the disease will insist on being treated with. I think that we can deliver that in spades.
So in closing I’ll just answer another question that was posed to me and that is, do you — people have asked me, do you plan to take cash or stocks? And I will simply tell you that unfortunately I have a financial advisor that I’m going to try my darnedest to convince him to let me take all stocks. Thank you.
Bill Fletcher: By the way two important members of our respective management Dan Suesskind and Neil Flanzraich are back preparing the quarter results which will be out next week but both of them are obviously here with us at least in spirit today. A matter of housekeeping, we will file the merger agreement and shareholders’ agreement tomorrow, and the proxy in approximately a month we hope. And after that I’d like to open questions please for Israel Makov, Dr. Frost, Dr. Hsiao, and George Barrett. ...No questions? Good.
Bill Fletcher: Perhaps Israel and Dan and Phil and George and Jane would like to come up.
QUESTION AND ANSWER SESSION
Bill Fletcher: David, do you want to start?
David Moskowitz: It’s David Moskowitz, Friedman, Billings, Ramsey. So given that cost synergies are a big component of the model going forward and a driver of the deal can you talk about your past record for consolidating companies with respect to the speed in which you consolidated as well as delivering on your internal expectations for synergies sort of pre- and post-consolidation? Thanks.
Israel Makov: I think we have a fantastic record in this respect. As you know our acquisitions were accretive. We have a rule that we don’t want an acquisition to be non-

accretive more than one — not after the first year, after the closing. But in most cases we managed to make the major deals accretive immediately or let’s say in the first year.
We have a very good record of achieving these synergies and I’m not going to list the companies which we did it and we did it in different ways. Each company is going — in each company we derived the synergies in different ways, and each company has its own merits and platform for synergies so our record is very, very good.
Bill Fletcher: David?
David Buck: Yes David, Buckingham Research Group. Israel in the acquisition of IVAX and obviously you’re making a big bet on the pipeline of yourself and also IVAX. Can you talk about the assumptions for accretion and how they relate to any exclusivities, whether for your products or IVAX? What type of tax rate assumption have you made for the accretion? And can you also talk about the confidence that you have and the environment for next year. The bull case is higher patent expirations. The bear case is that pricing will remain competitive and the patent expirations will remain competitive. So if you could talk about those others? Thanks.
Israel Makov: How many hours do you want me to talk? Okay let me try to be brief. Our assumptions regarding the merger of the two companies are, as usual, are conservative assumptions. We didn’t use the upside cases as the base for our calculation and analysis. So we took the risk-adjusted attitude towards the pipeline of, by the way, of both companies because we are doing the same inter-company with regard to IVAX.
I think though the potential of the two companies is huge, of the pipeline you’re going to have in the U.S. our pipeline in the U.S. will be three times larger than the following one, the next competitor. And I think that this just gives you an indication of the growth potential that we are going to have in this market.
And even if one product or another product will come a few months or even one year later into the market it really doesn’t matter. We are going to have a huge, huge number of products, many first to files, so the opportunity there is great. In — but it’s not only in the U.S. It goes also to other areas and the combination that we are going to have is going to enhance our position everywhere. It’s about the environment I can assure you that we are going to have next year a generic environment. It’s a competitive environment.
Phillip Frost: I might just add that I previously said that Teva was modest in their discussion of their R&D program. I think they’ve also been modest in describing their API business. During the course of getting to know more about Teva as part of our due diligence we were really very pleasantly surprised to what extent Teva has a dominant position with API to the extent that there is not even a close second. And this is very important because what IVAX brings to the party is a huge base of distribution particularly Latin America, Central and Eastern Europe with large quantities unit-wise of medicines that we’ll now be able to utilize the APIs. We haven’t put a lot of this into our calculations and I’m not prepared to be quantitative about this, but it has to be extremely significant.
Bill Fletcher: The lady here.

Bridget Collins: Hi I’m Bridget Collins with Victory Capital Management. I’m an IVAX shareholder and I have a question for Dr. Frost. You’ve described this merger as a situation where the two companies can grow together, and I would agree with your assessment. In that light why did you agree to a merger where half of the consideration is going to be paid in cash? It seems that if a shareholder really does believe in the future of these two companies then you are limiting their ability to participate in the upside of the combined company stock?
Phillip Frost: My understanding of the situation is that in order to maximize the financial results in Teva they have to assume a certain amount of leverage in doing this deal. So that requires utilizing a certain amount of cash. Now I expressed my own opinion of this to where I stand. I am in agreement with you. I’m in favor of the stock, but it’s clear that for those people who feel the way I do or the way you do perhaps that they will always be able to take the cash and buy additional shares.
David Woodburn: Thank you. Hi, this is David Woodburn at Prudential. Two questions if I may, first of all on the slide you had on relative sizes of the generic firms, you know, it looked like you intended as being essentially the super powers of the world and then all the others. Is there going to be a point, in particular, in the U.S. market where there are certain customers whether they be CVS or chain pharmacies where they’re so big, and the drug volume is so large that only you and Sandos would be likely to fulfill those contracts.
And then secondly a more specific question and that is regarding Simvastatin, IVAX has a Citizens’ Petition with the FDA right now regarding exclusivity. Teva has some comments to the FDA opposing that. I’m just wondering if you’re going to change your mind on that. Thanks.
George Barrett: I’ll deal with the second one first. At this point there is really nothing to say about the legal position going forward. I think what we can say is that the assumption that was taken, and I think IVAX has publicly taken in terms of projections, is that this will be a competitive marketplace. So I think at that point what we should understand is what the model exercise is. But the legal pathway, I think, is still something we’ll explore in the future.
Do you want to speak or shall I speak to that, the side issue of the customers.
Israel Makov: No you speak to that.
George Barrett: Yes I think is still — certainly we’ve become a very, very major player here and we’re excited about that. We think that particularly in the U.S. given the concentration of purchasing as you’ve described that the ability to provide a broad line of products and enormous pipeline, and all the services that go with size are important. I don’t think we’d ever say that there are companies that cannot do that. It’s a competitive marketplace as you know and still relatively fragmented.

But our view is that our ability to deliver those things and our collective ability to deliver those things really is a source of competitive advantage and we believe that it’s very consistent with the direction of where the market is going.
Bill Fletcher: Gregg?
Gregg Gilbert: The first question is pretty simple. When you said that this deal will become accretive in the first year, what earnings number are you using?
Israel Makov: We’ll give you a guidance of the United States. The only thing which I’m saying now is that you will see it become accretive during the first year. And you know we will give guidance in an orderly way, not just right away.
Gregg Gilbert: So we shouldn’t assume that at least at First Call or some other bar, I just want to confirm that it is unknown what it’s accretive to? It sounds like it is.
Bill Fletcher: Unknown to you.
Gregg Gilbert: Ouch. Always a wise guy. George I have a question about the U.S. environment. I was wondering if Teva has participated in Walgreen’s Internet-based auction? Is that a theme you see expanding across other customers and whether or not it’s a change to you in the environment?
George Barrett: Yes there has been an evolution in the buying side to do various types of bidding, Gregg, and the online auctions are just one form. We’ve seen in the past in various ways not necessarily online but in other forms of bidding. We do participate. It’s a relatively standard part of our system although this online phenomenon is new.
You know, by and large, it’s a system we’re used to. Historically, for example, many of these chains have bid out-segment for example, and in fact bids during the season. So it’s somewhat new but somewhat familiar to us, and we participate. We think that the companies that are looking at these are looking a lot of things in addition to the price that it’s sold. They’re looking at your ability to deliver, the quality of your supply, and your liability as a central issue. So it is somewhat new but familiar.
Phillip Frost: If I can just say that IVAX has participated in several of these and been successful by and large, but our ability to be successful certainly is enhanced by virtue of the vertical unit rating. So whichever way things go we’re going to be probably in as good a position if not better than anyone else to be successful.
Bill Fletcher: Gregg, I think that you know that I meant it’s accretive to our projections or it would just not be fair to give those projections out to the normal public. Lady at the back?
Tatiana Hube: Thank you, Tatiana Hube, Lydian Asset Management. I have actually a couple of questions on behalf of convertible investors, and the first one being is it correct to say that if all electing shareholders will elect shares, then the non-electing and therefore the convertible holders will end up with all cash?

Israel Makov: The answer is yes.
Tatiana Hube: The answer is yes so all convertible holders will then link to cash?
Bill Fletcher: The lawyers are telling me they should read their own indenture.
Israel Makov: So I think the answer is yes.
George Barrett: So I think the answer is yes.
Tatiana Hube: Well then the follow-up question is can you foresee the IVAX convertibles still outstanding and yet being able to keep your BBB rating, or are those events mutually exclusive. I know you are very keen on seeing them going, but of course, convertible holders are not happy about that. I’m trying to get the understanding are those two mutually exclusive events.
Israel Makov: Can you re-ask that question?
Tatiana Hube: Do you have to have convertibles redeemed, the IVAX convertibles being either put back or converted before the merger confirmation in order to keep your BBB rating?
Bill Fletcher: I don’t think we know the answer to the question for that at this time.
Tatiana Hube: Okay, well I guess on the original investor call yesterday you made a comment that you expect the convertibles to be converted based on the terms, but at the same time it wasn’t made accountable. There was no negotiation left but the convertible holders can either share a better deal because they would rather attack convertibles still outstanding and perhaps convertible in a basket of securities, both cash and stock rather than just being forced to convert them to cash and have them redeemed.
Bill Fletcher: I’m sorry but I’m just not able to give you any further information on that at the moment. That’s something we can say we’d follow up with you.
Tatiana Hube: Okay.
Bill Fletcher: Okay?
Tatiana Hube: Unfortunately
Bill Fletcher: Anybody over here because I know this side of it —
Unidentified Participant (Helen): Phil, just on the revenue synergies what percentage of the sales do you folks overlap in terms of products? And I don’t think you overlap in a lot of your biggest products but are there smaller products where your market positioning will be enhanced substantially? What portion of the sales is that?

Bill Fletcher: And you’re referring just to the United States? Because obviously there’s no overlap in Latin America or Eastern Europe.
Unidentified Participant (Helen): Right mainly in the U.S.
George Barrett: Helen, I’m not sure I can give you exact numbers of overlap. I can offer the following in the U.S. generic market. The number of incrementally new products for us will be very substantial. We believe that our product line is likely to exceed 300 families, that’s chemical compounds not including size and strengths. There are some overlapping products. Many of them are very small actually, so it’s hard to give you a prediction on what will happen with the share of particular products, and I probably would not do that other than to say that we are really excited about adding a broad basket of products to our existing broad basket and we think should be quite valuable in our presentation to the customers to be able to offer more and more kinds of products.
Unidentified Participant (Helen): So in terms of revenue synergies maybe could you just elaborate, am I right in assuming if I took IVAX’s original revenue projection and added to yours you might expect something even on top of that?
Israel Makov: We expect something on top of that basically on a global basis because on a global basis we will be able to offer our respective customers a broader product portfolio, and this is a very important sales synergy. My guess is (inaudible).
George Barrett: I just want to add one more piece again. We have in the U.S. some complementary areas of strength and we hope we’ll be able to exploit those areas of strength. So if we pick up a particular product that at low retail penetration we believe that through the combination we can expand that. Obviously that’s going to be our goal, but giving a prediction on how much is difficult.
Bill Fletcher: Okay Ken.
Ken Cacciatore: Thank you, Ken Cacciatore, SG Cowan. A couple of questions. First on Zoloft, I don’t want to be too product specific, but just trying to understand the level of diligence that you did on that product how comfortable you are with IVAX’s assumption, then I’ll wait for the second question.
George Barrett: Is that Ken?
Ken Cacciatore: Yes.
George Barrett: Yes, I’ll probably be very non-specific other than to say that we’ve evaluated from a standpoint of the information that we can share at this point which is not complete information. We believe that the justification for first-to-file status seems good and beyond that I can’t add much more.
Israel Makov: I would like to add that we are just as comfortable as IVAX is.

Ken Cacciatore: Okay on the HSA opportunity there’s been some speculation out there that we could have multiple HSA players come onto the marketplace and I’m wondering in your diligence how much you scrubbed that down? What you think about the landscape out there? Are we going to be limited to the four HSA players that we currently have?
Phillip Frost: We don’t know of any that are about to come to market, but one never knows. Our hope is, of course, that the rule that dictates the CFC, Albuterol, will stay on the market until the end of ‘08, the change will be modified to shorten the time which would favor the possibility of there not being additional players with HSA, Albuterol. As you can imagine we’re working on various strategies and we’ll be behind the scenes to try to shorten that time.
John Schaetzl: John Schaetzl from GE. Are there any significant IVAX agreements or relationships that will be subject to re-negotiation given change of control?
George Barrett: Nothing that we would say is material.
Alex Walsh: Alex Walsh, Harding Loevner Management. Dr. Frost can you discuss how the issue of size and scale affected your decision particularly as the industry has become dominated in terms of the customers by fewer and fewer whether they’re chains of PBMs and in terms of the suppliers by what I would call the ‘Big Two’?
Phillip Frost: I think the size is important in terms of having a broader product offering and be able talk enter into more important contracts with the buyers. But for me personally more important than that was the possibility of vertical integration. I think the idea that we will be able to be there with the lowest possible prices if need be is very important because that means that no one can take away the business from us on the basis of price. And I think this was an important factor.
Mike Krensavage: Hi, Mike Krensavage, Raymond James. I think you’ll recall a few months ago that Phil mentioned that the wholesalers can buy a few months of Copaxone inventory in advance of the price increase. Now (inaudible) has been four price increases nearing 10% over the last 2 years so my question is how many months of inventory are in the channels?
Bill Fletcher: That was incorrect understanding. The system is very clean and clear. Some of the vendors announced a price increase today and they look at the average purchases at each and every one of their customers and allows them to buy 8 weeks at the current price at any time. They offer them a credit. So there is no incentive to stuff the pipeline, and there is no profitability because they base it upon the 8 weeks. It is just a price credit that is given to the customer. There is no change in the flow of the product.
George Barrett: And the assumption of months as well.
Unidentified Company Representative: Yes.

Unidentified Participant: What do you do with the collaborative deal with Serano? What’s your project with this product and how does it fit in your MS franchise? And how do you deal with this competitive landscape?
Israel Makov: I think that we will be happy to collaborate with Serano.
Andrew Forman, WRHambrecht & Co.: A question first with how did the acquirement for Phil and the deployment by the (inaudible). In terms of the globalization strategy what is the future state that you see in terms of really effectively outsourcing all components perhaps to the exception of the NDA filing, the NDA filing with patent (inaudible). Where do you think that pricing is going? And then the second question is even if you build it in the emerging markets, Latin America, Eastern Europe, what is the characteristics in terms of competitive landscapes, the number of competitors at the gross margins? Does anything surprise you in terms of the growth (inaudible) that are there in terms of the valuations? Comments from Phil based on your experience with similar acquisitions?
Phillip Frost: Well first of all so far as Latin America is concerned, our margins are very good. They are comparable to the margins elsewhere. We look at Latin America as a strong area for future growth. The number of patients that participate in the healthcare system is small compared to more developed countries. Prices are low but, in fact, going up. We are efficient producers and here again having the availability of our own API will just enhance the profitability and the availability of a broader range of products will make the businesses more interesting.
Presently most of our business in Latin America is what we call branded generics. That means that they’re sold and on the basis of having detail men or our sales representatives call on physicians. This is a — would with a patented proprietary product elsewhere. Alongside of that there is a true generic market emerging. And in that particular market we’re going to be in a position — we already have started in Venezuela for example and in Argentina and Chile it’s going very well; it’s in its infancy, but now we’ll be in a position to absolutely swamp the market and really preclude anyone else’s having a major position. We haven’t talked about this but I’ve thought about it quite a bit and we’ll be able to really have an important additional business almost using our present infrastructure. I don’t remember the other part of the question.
Unidentified Participant: East Europe?
Phillip Frost: Well the same applies to Central and Eastern Europe really.
Unidentified Participant: What are the differences really in terms of the entry barriers? The U.S. is seeing all these price declines and a lot of people are frightened about the future. Is it different outside of the — is it possible that operating margins paradoxically could be better than some of these other emerging markets?

Phillip Frost: And that’s absolutely true. That is the case and it varies country by country. But in those particular markets, Central and Eastern Europe and Latin America the margins are often much better than in a place like France or the U.K.
Israel Makov: Also the growth potential — and the growth potential in this market is much higher than the rest of the world. Much higher than Europe; much higher than the U.S., sometimes almost better.
Bill Fletcher: Rich I think we’ll just take one final question and then we’ll close the session.
Unidentified Participant: Backward integration, today I guess Teva about 30% of the products that you sell are backward integrated into API. Where do you see that number going in 2 years with the combination?
Israel Makov: Well I think that the level of API in Teva is growing. It’s now above 30% and we would like to maximize it. It’s not — there’s no seeding to the share of API in our business. As you heard from Dr. Frost this is what we claim all the time. This is one of the competitive advantages that we have and actually we have developed a structure that no other leading company in this same market has.
Bill Fletcher: Thank you all for your support of the luncheon and of the acquisition, and we look forward to seeing you next week when we report our earnings, in fact both companies, they will report their results on Monday. Thank you.